UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        WIRELESS AGE COMMUNICATIONS, INC.

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   976527 10 1
                                 (CUSIP Number)

                                   Robert Sim
                                1150 Rose Street
                      Regina, Saskatechwan, Canada s49 1Z6
                                 (306) 539-1666
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 2, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 976527 10 1                 13D                         Page 2 of 5

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Robert Sim
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)  / /
                                             (b)  /X/
------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     PF
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)             /  /
------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
------------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER.
     2,889,450
------------------------------------------------------------------------------
8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER.
     -0-
------------------------------------------------------------------------------
9.   NUMBER  OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER.
     2,889,450
------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER.
     -0-
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,889,450

CUSIP No. 976527 10 1                 13D                          Page 3 of 5



------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                        / /
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.44%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 976527 10 1                 13D                           Page 4 of 5


Item 1.   SECURITY AND ISSUER.

The title and class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Wireless Age Communications, Inc. (the "Company"). The address of the principal executive offices of the Company 1150 Rose Street, Regina, Saskatchewan, Canada.

Item 2.   IDENTITY AND BACKGROUND.

     (a)- (c) This Schedule 13D is being filed by Robert Sim. Mr. Sim's address is 1150 Rose Street, Regina, Saskatchewan, Canada. S49 1Z6. Mr. Sim is a director of the corporation.

(d) - (e) During the past five years, Mr. Sim has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sim is a citizen of Canada.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Company acquired approximately 91% of a Saskatchewan (province in Canada) company called Wireless Age Communications Ltd. In connection with this transaction, Robert Sim bought out his partner's company, RDC Holdings Ltd., on June 30, 2000 for an initial payment of $837,613.63 and installment payments of $579,886.36 at an interest rate of 8%. There was an amendment signed on June 24, 2002 confirming a remaining balance of $325,000 payable in 24 equal monthly installments of $13,541.67 at no interest. The shares purchased are 644,318 shares of Wireless Age and they stand as collateral for the installment payments. Robert Sim assigned that agreement to the registrant in exchange for 304,517 pre-split (1,522,585 post-split) shares of registrant. The Company then assumed the liability for the remaining $325,000 to be paid to RDC Holdings Ltd. Also in connection with the transaction Robert Sim held 578,418 of Wireless Age shares through a Saskatchewan company called DB Sim Holdings Ltd. Robert Sim is the sole shareholder of DB and it has 20 commons shares issued and outstanding. Robert Sim sold the shares of DB to the registrant for 273,373 pre-split shares (1,366,865 post-split) and the assumption of a note in favor of Dianne Sim in the amount of $450,000. The note is secured by the DB shares and is payable in 36 monthly installments beginning on March 1, 2003 and bearing interest at 6% per annum.

Item 4.   PURPOSE OF THE TRANSACTION.

Based on the acquisition of the common stock of the Company, Mr. Sim owns approximately 23.44% of the Company's outstanding shares of common stock. The purchases were for personal investment purposes.

Mr. Sim has no present plans or proposals which relate to, or would result in any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

(a) - (c) Mr. Sim beneficially owns 2,889,450 shares or approximately 23.44% of the outstanding shares of the Company. Mr. Sim has sole disposition and voting power with

CUSIP No. 976527 10 1                 13D                          Page 5 of 5

respect to the shares described above. The only transactions involving shares of Common Stock by Mr. Sim during the past 60 days were the acquisition of the shares of Common Stock described in item 3 above. The calculations above are based upon 12,325,000 shares of Common Stock outstanding on September 30, 2002.

(d) and (e):  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To Mr. Sim's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any other person with respect to any securities of the Company, including but not limited to transfer or voting or any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls or guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit No.         Description

  99.1                Stock Purchase Agreement

  99.2                Stock Purchase Agreement


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2002

                                   By:  /s/ Robert Sim
                                        ------------------
                                        Robert Sim

                                  Exhibit 99.1
                            STOCK PURCHASE AGREEMENT

       THIS AGREEMENT (the "Agreement") is made and entered into as of this 8th day of October, 2002, between the Lennoc Ventures Inc., a Nevada corporation (the "Purchaser"), and Robert Sim (the "Seller").

WHEREAS, Wireless Age Communications Ltd. is a Saskatchewan corporation (the "Company") with 1,412,716 issued and outstanding shares of no par value (the "Stock"); and WHEREAS, Seller purchased 644,318 shares of Stock in the Company from R.D.C. Holdings Inc. pursuant to a purchase agreement executed on June 30, 2000 (the "RDC Agreement"); and WHEREAS, the RDC Agreement called for an initial payment of $837,613.63 and installment payments of $579,886.36 at an interest rate of 8%; and WHEREAS, an amendment to the RDC Agreement was executed on June 24, 2002 confirming a remaining obligation of $325,000 payable in 24 equal monthly installments with no interest; and WHEREAS, the Purchaser is directly and indirectly acquiring shares of Stock of the Company in exchange for shares of the Purchaser along with the assumption of certain share purchase notes and other liabilities; and WHEREAS, the Purchaser desires to purchase and the Seller desire to sell the 644,318 shares of the Company, subject to the provisions of the RDC Agreement.

NOW, THEREFORE, IT IS AGREED AS FOLLOWS:

1.       Sale and Purchase of Shares.

       Subject to the provisions of this Agreement, the Seller agree to sell, and Purchaser agrees to buy 644,318 shares of the Company (the "Shares"), which will at Closing constitute approximately 45.6% of the issued and outstanding shares of stock of the Company.

2.       Purchase Price.

       Purchaser agrees to issue to the Seller 304,517 pre-split (1,522,585 post-split) restricted common shares of Lennoc Ventures Inc. and assume the liability for a share purchase note in favor of R.D.C. Holdings Inc. in the amount of $325,000, payable in 24 monthly installments of $13,541.67, beginning on November 1, 2002 (the "Share Purchase Note").

3.       Closing.

       The Closing shall occur on effective date of the share exchange between the Purchaser and Seller (the "Closing Date") at the offices of the Company, or at such other time and place as is mutually agreeable to Purchaser and the Seller. Purchaser shall deliver the consideration set forth in Section 2 above.



4.     Representations, Warranties and Covenants of the Seller.
       --------------------------------------------------------

       The Seller hereby represents and warrants to the Purchaser that the following are and will be true and correct on the Closing Date and such representations and warranties shall survive the Closing:

       (a) Authorization of Agreement. This Agreement constitutes a valid obligation, legally binding upon the Seller in accordance with its terms. The execution and delivery of this Agreement and the consummation of the transaction do not and will not result in any breach of, or default under, any agreement, license or other obligation of the Seller.

       (b) Stock Ownership. Upon issuance and on the Closing Date, the Shares were fully paid, non-assessable, free and clear of all restrictions, liens, security interests, hypothecations, pledges and encumbrances of every kind and nature whatsoever, except for a security interest in those shares in favor of R.D.C. Holdings Inc. as security for the Share Purchase Note described in Clause 2 hereof. There are no restrictions in the Articles of Incorporation, Bylaws or other corporate documents of the Company prohibiting the free transferability of the Shares.

5.     Indemnification by the Seller.

       The Seller, its successors and assigns, jointly and severally, shall indemnify, defend and hold Purchaser harmless from any and all losses, claims, damages or liabilities, including any costs of recovery, suffered by Purchaser as a result of:

     (a) The failure of any representation or warranty of the Seller contained in this Agreement to be true and accurate when made and as of the Closing Date;

     (b) The failure of the Seller to comply with any obligations, agreements or covenants contained in this Agreement;

       The Seller, their successors and assigns, shall reimburse Purchaser for any legal or other expense reasonably incurred by Purchaser in connection with any loss, claim, damage or liability indemnified hereby. This indemnification shall benefit and inure to the successors and assigns of Purchaser and shall survive the Closing. In the event the Purchaser, his successors or assigns, believe they are entitled to indemnification hereunder, they shall give the Seller written notice of the basis for the claim for indemnification.

6.     Representations. Warranties of Purchaser.
       -----------------------------------------

       The Purchaser hereby represents and warrants to the Seller, which shall survive the Closing, that (a) this Agreement constitutes a valid obligation, legally binding upon Purchaser in accordance with its terms, (b) it has 2,465,000 shares outstanding prior to the issuance of shares pursuant to the acquisition of shares of the Company.


7.     Indemnification by Purchaser.
       ----------------------------

       Purchaser, its successors and assigns, shall indemnify, defend and hold the Seller harmless from any and all losses, claims, damages or liabilities suffered or incurred by the Seller as a result of the failure of Purchaser to comply with any obligations, agreements or covenants contained in this Agreement.

       Purchaser, its successors and assigns, shall reimburse the Seller for any legal or other expense reasonably incurred by them in connection with any loss, claim, damage or liability indemnified hereby. This indemnification obligation will survive the Closing.

8.     Miscellaneous.

     (a) Notice. All notices and other communications required to be given by the parties shall be in writing and sent to the ------- respective parties at the following addresses:

         The Seller:       Robert Sim
                           3301 - 501 Pacific Street
                           Vancouver, BC V6Z 2P7

       Purchaser:       Lennoc Ventures Inc.
                        c/o Gregory S. Yanke Law Corporation
                        200 - 675 West Hastings Street
                        Vancouver, BC V6B 1N2

     (b)  Saskatchewan   Law;  Venue.  This  Agreement  shall  be  construed  in
accordance  with  the  laws  of  the  Province  of   ---------------------------
Saskatchewan.

       (c) Attorney' Fees. In any action brought to enforce this Agreement, or to seek damages for breach thereof; the prevailing party shall be entitled to recover a reasonable attorney's fee (including a reasonable attorney's fee on any appeal thereof) and reasonable costs of litigation in addition to any other award or decree granted or given by the court.

       (d) Entire Agreement. This Agreement supersedes all prior agreements of the parties, constitutes the entire agreement and understanding between the parties and may only be modified or amended by a subsequent written agreement executed by both parties.

       (e) Assignment. Each party hereto may assign its rights hereunder, but may not, without the prior written consent of the other party hereto, such consent not to be unreasonably withheld, delegate any or all of its obligations hereunder. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

       (f) No Waiver. No failure on the part of either party to exercise and no delay in exercising any rights hereunder shall operate as a waiver thereof nor shall any waiver or acceptance of a partial, single or delayed performance of any term or condition of this Agreement operate as a continuing waiver or a waiver of any subsequent breach thereof.

       (g) Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable, such provision shall be fully severable and this Agreement shall be continued and enforced if such illegal, invalid or unenforceable provision were never a part hereof and in lieu of such provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible to make such provision legal, valid and enforceable.

     (h) Currency. All dollars referred to in this Agreement are Canadian dollars. ----------

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

SELLER:                                                    PURCHASER:

ROBERT SIM                                         LENNOC VENTURES INC.


     By: /s/ Robert Sim By: /s/ Kenneth McAlpine

Name: __Robert Sim_________________                Name: Kenneth McAlpine

                                Title: President

                                  Exhibit 99.2

                            STOCK PURCHASE AGREEMENT

       THIS AGREEMENT (the "Agreement") is made and entered into as of this 8th day of October, 2002, between the Lennoc Ventures Inc., a Nevada corporation (the "Purchaser"), and Robert Sim (the "Seller").

WHEREAS, Wireless Age Communications Ltd. is a Saskatchewan corporation (the "Company") with 1,412,716 issued and outstanding shares of no par value (the "Stock"); and WHEREAS, DB Sim Holdings Ltd. is a Saskatchewan corporation with 20 issued and outstanding shares of no par value; and WHEREAS, DB Sim Holdings Ltd. owns 578,418 shares of the Company; and WHEREAS, Seller owns all of the shares of DB Sim Holdings Ltd.; and WHEREAS, the Purchaser is directly and indirectly acquiring shares of Stock of the Company in exchange for shares of the Purchaser along with the assumption of certain share purchase notes and other liabilities; and WHEREAS, the Purchaser desires to purchase and the Seller desire to sell all of the shares of DB Sim Holdings Ltd.

NOW, THEREFORE, IT IS AGREED AS FOLLOWS:

4.       Sale and Purchase of Shares.

       Subject to the provisions of this Agreement, the Seller agree to sell, and Purchaser agrees to buy all of the shares of DB Sim Holdings Ltd, consisting of 20 common shares of stock (the "Shares"), which will at Closing constitute 100% of the issued and outstanding shares of stock of DB Sim Holdings Ltd.

5.       Purchase Price.

       Purchaser agrees to issue to the Seller 273,373 pre-split (1,366,865 post-split) restricted common shares of Lennoc Ventures Inc. and assume the liability for a share purchase note in favor of Dianne Sim in the principal amount of $450,000, payable in 36 monthly installments beginning on March 1, 2003 and bearing interest at 6% per annum (the "Share Purchase Note").

6.       Closing.

       The Closing shall occur on effective date of the share exchange between the Purchaser and Seller (the "Closing Date") at the offices of the Company, or at such other time and place as is mutually agreeable to Purchaser and the Seller. Purchaser shall deliver the consideration set forth in Section 2 above. The Seller shall deliver to the Purchaser at Closing the stock certificates together with stock powers representing the Shares.



4.     Representations, Warranties and Covenants of the Seller.
       --------------------------------------------------------

       The Seller hereby represents and warrants to the Purchaser that the following are and will be true and correct on the Closing Date and such representations and warranties shall survive the Closing:

       (a) Authorization of Agreement. This Agreement constitutes a valid obligation, legally binding upon the Seller in accordance with its terms. The execution and delivery of this Agreement and the consummation of the transaction do not and will not result in any breach of, or default under, any agreement, license or other obligation of the Seller.

       (b) Stock Ownership. Upon issuance and on the Closing Date, the Shares were fully paid, non-assessable, free and clear of all restrictions, liens, security interests, hypothecations, pledges and encumbrances of every kind and nature whatsoever, except for a security interest in those shares in favor of Dianne Sim as security for the Share Purchase Note described in Clause 2 hereof. There are no restrictions in the Articles of Incorporation, Bylaws or other corporate documents of the Company prohibiting the free transferability of the Shares.

5.     Indemnification by the Seller.

       The Seller, its successors and assigns, jointly and severally, shall indemnify, defend and hold Purchaser harmless from any and all losses, claims, damages or liabilities, including any costs of recovery, suffered by Purchaser as a result of:

     (a) The failure of any representation or warranty of the Seller contained in this Agreement to be true and accurate when made and as of the Closing Date;

     (b) The failure of the Seller to comply with any obligations, agreements or covenants contained in this Agreement;
       The Seller, their successors and assigns, shall reimburse Purchaser for any legal or other expense reasonably incurred by Purchaser in connection with any loss, claim, damage or liability indemnified hereby. This indemnification shall benefit and inure to the successors and assigns of Purchaser and shall survive the Closing. In the event the Purchaser, his successors or assigns, believe they are entitled to indemnification hereunder, they shall give the Seller written notice of the basis for the claim for indemnification.

6.     Representations. Warranties of Purchaser.
       -----------------------------------------

       The Purchaser hereby represents and warrants to the Seller, which shall survive the Closing, that (a) this Agreement constitutes a valid obligation, legally binding upon Purchaser in accordance with its terms, (b) it has 2,465,000 shares outstanding prior to the issuance of shares pursuant to the acquisition of shares of the Company.


7.     Indemnification by Purchaser.
       ----------------------------

       Purchaser, its successors and assigns, shall indemnify, defend and hold the Seller harmless from any and all losses, claims, damages or liabilities suffered or incurred by the Seller as a result of the failure of Purchaser to comply with any obligations, agreements or covenants contained in this Agreement.

       Purchaser, its successors and assigns, shall reimburse the Seller for any legal or other expense reasonably incurred by them in connection with any loss, claim, damage or liability indemnified hereby. This indemnification obligation will survive the Closing.

8.     Miscellaneous.

     (a) Notice. All notices and other communications required to be given by the parties shall be in writing and sent to the ------- respective parties at the following addresses:

         The Seller:       Robert Sim
                           3301 - 501 Pacific Street
                           Vancouver, BC V6Z 2P7

       Purchaser:       Lennoc Ventures Inc.
                        c/o Gregory S. Yanke Law Corporation
                        200 - 675 West Hastings Street
                        Vancouver, BC V6B 1N2

     (b)  Saskatchewan   Law;  Venue.  This  Agreement  shall  be  construed  in
accordance  with  the  laws  of  the  Province  of   ---------------------------
Saskatchewan.

       (c) Attorney' Fees. In any action brought to enforce this Agreement, or to seek damages for breach thereof; the prevailing party shall be entitled to recover a reasonable attorney's fee (including a reasonable attorney's fee on any appeal thereof) and reasonable costs of litigation in addition to any other award or decree granted or given by the court.

       (d) Entire Agreement. This Agreement supersedes all prior agreements of the parties, constitutes the entire agreement and understanding between the parties and may only be modified or amended by a subsequent written agreement executed by both parties.

       (e) Assignment. Each party hereto may assign its rights hereunder, but may not, without the prior written consent of the other party hereto, such consent not to be unreasonably withheld, delegate any or all of its obligations hereunder. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

       (f) No Waiver. No failure on the part of either party to exercise and no delay in exercising any rights hereunder shall operate as a waiver thereof nor shall any waiver or acceptance of a partial, single or delayed performance of any term or condition of this Agreement operate as a continuing waiver or a waiver of any subsequent breach thereof.

       (g) Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable, such provision shall be fully severable and this Agreement shall be continued and enforced if such illegal, invalid or unenforceable provision were never a part hereof and in lieu of such provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible to make such provision legal, valid and enforceable.

     (h) Currency. All dollars referred to in this Agreement are Canadian dollars. ----------

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

SELLER:                                                    PURCHASER:

ROBERT SIM                                         LENNOC VENTURES INC.

By: /s/ Robert Sim                               By: /s/ Kenneth McAlpine

Name: Robert Sim                                Name: Kenneth McAlpine

                                                Title: President